SHAREHOLDER MEETING RESULTS
(UNAUDITED)

A special meeting of shareholders of the Credit
Suisse Opportunity Funds - Credit Suisse Managed
Futures Strategy Fund (the "Fund") was held at One
Madison Avenue, 11th Floor, New York, NY 10010 on March 14, 2017. The following matter was voted upon by the shareholders of the Fund and the results are presented below. The proposal was approved.

To Elect the Following Nominees as Trustees:


			FOR		WITHHELD
Laura A. DeFelice	11,705,414	87,134
Mahendra R. Gupta	11,523,677	268,871
John G. Popp		11,637,162	155,386



Total Eligible Shares	17,749,366
Total Shares Voted	11,792,548
% of Shares Voted	66,44%